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                          December 14, 2020

       Werner von Pein
       Chief Executive Officer
       Better Choice Company Inc.
       164 Douglas Road E
       Oldsmar, FL 34677

                                                        Re: Better Choice
Company Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 9,
2020
                                                            File No. 333-251241

       Dear Mr. von Pein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Louis Lombardo, Esq.